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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                              AST RESEARCH, INC.
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                   001907104
                                (CUSIP Number)

                            Thomas D. Magill, Esq.
                            Gibson, Dunn & Crutcher
                                 4 Park Plaza
                               Irvine, CA 92714
                                (714) 451-3855
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 2, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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          This Amendment No. 9 amends and supplements the Schedule 13D dated
March 6, 1995, as amended (the "Schedule 13D") of Samsung Electronics Co., Ltd., a Korean corporation and its subsidiary Samsung Electronics America, Inc., a New York corporation (collectively, "Samsung"), with respect to the Common Stock, $.01 par value, of AST Research, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

     On November 2, 1995, Samsung and the Company entered into a non-binding letter of intent pursuant to which Samsung will provide certain additional support to AST. The arrangements include credit support, or a loan, of up to $100 million through November 30, 1996 and an increase in the Company's vendor line with Samsung, together with extended payment terms. The letter of intent provides that, in connection with the support arrangements, Samsung's equity interest in the Company would increase to as much as 49.9% if certain support targets are met, and Samsung would appoint two additional directors to the Company's board. As a result, the Samsung designated directors would represent a majority of the board. In addition, the parties agreed to negotiate further support arrangements under which Samsung's equity interest could increase to as much as 60%. The transactions described above are subject to negotiation of definitive agreements and to certain other conditions, including approval of the definitive agreements by the independent directors of the Company.

     A copy of the letter of intent is filed herewith as Exhibit 18 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.

       18    Letter of Intent dated November 2, 1995.

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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 1995

                              SAMSUNG ELECTRONICS CO., LTD.

                              /s/ Heon H. Chung
                              -------------------------------
                              Name:  Heon H. Chung
                              Title:  Executive Director

                              SAMSUNG ELECTRONICS AMERICA, INC.

                              /s/ Bo-Soon Song
                              ----------------------------
                              Name:  Bo-Soon Song
                              Title:  Executive Director

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                                 EXHIBIT INDEX

Exhibit No.                  Description
-----------                  -----------

  18              Letter of Intent dated November 2, 1995